UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

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82 - [ ]

November 8, 2004 For Immediate Release

NEWS RELEASE

GREAT PANTHER RECEIVES HIGHEST GRADES TO DATE FROM RECENT DRILLING AT TOPIA SILVER MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that recent diamond drilling in the Las Trancas area of the Topia Mine Project in Durango, Mexico has returned the highest grades seen in the program so far, with a portion of vein material returning 2,570g/t (82.6oz/t) silver, 18.1% lead and 16.8% zinc over 0.15 metres and contained within a wider intersection of 1.9 metres of 315g/t Ag, 2.1% Pb and 4.4% Zn.

Following the successful delineation of high grade silver-lead-zinc mineralization in the extension of the Argentina Vein, as reported on September 15 and October 7, 2004, five holes were targeted on the western extension of the Veta Madre in the Las Trancas area. A further six holes are presently being drilled on a large 'development gap' in the Don Benito area, comprising both the Madre and Cantanranas Veins, close to where the two converge. All diamond drill holes are being drilled from surface and targeted on the extensions of known veins in order to test the continuity of mineralization in areas of no previous work.

At Las Trancas, previous mining by Peñoles was cut off by a large diabase dyke but an exploration drill hole by Peñoles, on the west side of the dyke, indicated that veining continued in that direction. Great Panther has now completed five holes in this area, with the most significant intersection being 1.9 metres of 315g/t silver, 2.1% lead and 4.4% zinc, including 2,570g/t (82.6oz/t) Ag, 18.1% Pb and 16.8% Zn over 0.15m in hole T08-04. Other significant intersections in this area included 537g/t Ag, 1.75g/t Au, 9.7% Pb and 2.5% Zn over 0.25m, also in hole T08-04, and 1.0m of 186g/t Ag, 1.0% Pb and 2.5% Zn in hole T07-04.

While the first hole at Las Trancas (T05-04) intersected the western side of the diabase, indicating that the dyke is wider than previously interpreted, subsequent holes imply that cross faulting is strong in this region. Consequently, several holes appear to have intersected the Veta Madre structure but with strong alteration and brecciation rather than significant veining. Despite the presence of some mineralized blocks as indicated above, it is possible that host rocks in this area have been down-dropped and that some drill holes intersected the structure above the productive horizon. Future work in this area will be targeted at lower elevations.

Drilling in the Don Benito area is targeting a block to the west of and above previously developed stopes, representing approximately 300m of strike length and 200m vertical extent. Beyond this, the mineralization is still open to the west as well as up and down dip. The first hole in this area, DB10-04 returned grades of 534g/t Ag, 4.5% Pb and 5.6% Zn over 0.6 metres. Four additional holes have been completed in this area and continue to intersect vein material along strike as well as up and down dip. Assays from these holes will be released in due course.

Significant results received to date from the Las Trancas and Don Benito areas are listed in the table below.
Hole No.	From	To	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
T07-04	92.00	93.00	1.00	<0.05	186	1.0	2.5
T08-04	67.30	69.20	1.90	0.31	315	2.1	4.4
Including	68.75	68.90	0.15	<0.05	2,570	18.1	16.8
T08-04	222.90	223.15	0.25	1.75	537	9.7	2.5
DB10-04	62.85	63.45	0.60	0.20	534	4.5	5.6

Once drilling at Don Benito is complete, two more holes will be targeted in the Argentina West area, west of the Victoria Fault from previous drilling on the Argentina Vein. This area is entirely untested and contains a large block of prospective ground. Due to the success of the surface drilling, the program has been expanded to more than 5,000 metres and will now also include several holes in the Hormiguera area.  In addition, other veins that are accessible by underground workings are being sampled on an ongoing basis.

Great Panther, through its wholly owned Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V., holds a one-year option to earn a 100% interest in the project, including a 200 tonne per day mill and complete mining infrastructure. The mine has already produced more than 15 million ounces of silver, 18,500 ounces of gold, 48,000 tonnes of lead and 44,500 tonnes of zinc.

The drilling has been contracted to BDW Drilling and assays reported herein have been provided by ALS Chemex. Geological work is being conducted by Resources Geosciences de Mexico, under the supervision of Mr. Robert Brown, P.Eng. and Ing. Francisco Ramos, V.P., Exploration and V.P., Operations, respectively, for Great Panther Resources Limited. Mr. Brown is the Qualified Person for the project.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, P.Geo.

President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: November 12, 2004